Exhibit 99.1

 NEWS RELEASE

PRECISION DRILLING CORPORATION
ANNOUNCES FILING OF ANNUAL DISCLOSURE DOCUMENTS

Calgary, Alberta, Canada – March 19, 2013

Precision Drilling Corporation (“Precision”) announced that it has filed its annual disclosure documents with the Canadian Securities Commissions and the United States Securities and Exchange Commission (“SEC”).

Precision’s 2012 Annual Report contains the audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2012.  Precision’s financial results for the year ended December 31, 2012 were previously released on February 14, 2013.

Precision’s Annual Information Form has been filed on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) and, along with the Annual Report, filed on Form 40-F on the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system.

The documents described above are also available on Precision’s website at www.precisiondrilling.com or by emailing Precision at info@precisiondrilling.com.

In April, Precision will file with the securities commissions its 2013 Proxy Statement and Information Circular in advance of the annual meeting of shareholders scheduled to take place on May 8, 2013.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service & snubbing rigs, coil tubing services, camps, rental equipment, and water treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations

403.716.4575
403.716.4755 (FAX)

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
Website:  www.precisiondrilling.com